EXHIBIT 21.1

SUBSIDIARIES OF GREATBATCH, INC.

Subsidiary	Incorporated
Greatbatch Ltd. (direct subsidiary of Greatbatch, Inc.)	New York
Greatbatch LLC (direct subsidiary of Greatbatch Ltd.)	Delaware
Greatbatch Tecnologias de Mexico, S. de C.V. (owned 99% by Greatbatch LLC & 1% by Greatbatch, Inc.)	Mexico
Greatbatch-Hittman, Inc. (direct subsidiary of Greatbatch Ltd.)	Delaware
Electrochem Solutions, Inc. (direct subsidiary of Greatbatch Ltd.)	Massachusetts
Greatbatch-Globe Tool, Inc. (direct subsidiary of Greatbatch Ltd.)	Minnesota
Electrochem Solutions, Inc. (direct subsidiary of Electrochem Solutions, Inc.)	Delaware
Precimed, Inc. (direct subsidiary of Greatbatch Ltd.)	Pennsylvania
P Medical Holding SA (direct subsidiary of Greatbatch Ltd.)	Switzerland
Precimed SA (direct subsidiary of P Medical Holding SA)	Switzerland
Precimed France SAS (direct subsidiary of Precimed SA)	France